UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Bed Bath & Beyond Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

075896100

(CUSIP Number)

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 24, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

RC VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,450,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,450,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,450,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSON

RYAN COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,450,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,450,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,450,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Bed Bath & Beyond Inc., a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 650 Liberty Avenue, Union, New Jersey 07083.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	RC Ventures LLC, a Delaware limited liability company (“RC Ventures”), with respect to the Shares directly and beneficially owned by it; and
(ii)	Ryan Cohen, as the Manager of RC Ventures.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of RC Ventures and Mr. Cohen is P.O. Box 25250, PMB 30427, Miami, Florida 33102-5250.

(c)       The principal business of RC Ventures is to hold investments. Mr. Cohen’s principal occupation is investing and entrepreneurial efforts, including by serving as the Manager of RC Ventures. Mr. Cohen also serves as the Chairman of the board of directors of GameStop Corp., which offers games, entertainment products and technology through its e-commerce properties and stores.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Cohen is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by RC Ventures were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 7,780,000 Shares directly owned by RC Ventures is approximately $119,376,296, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 1,670,100 Shares owned directly by RC Ventures is approximately $1,785,263, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to engage in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding opportunities to enhance shareholder value and improve corporate governance.

On March 6, 2022, the Reporting Persons delivered a letter to the Board (the “Letter”) encouraging the Board to adjust the Issuer’s strategy and explore alternative paths to value creation. Specifically, the Reporting Persons expressed their belief that the Issuer should narrow its focus to fortify operations and maintain the right inventory mix to meet demand, while simultaneously exploring strategic alternatives that include separating buybuy Baby, Inc. and a full sale of the Issuer. The full text of the Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and to communicate with the Issuer’s management, Board and other interested parties about a broad range of operational and strategic matters, and may discuss a potential sale of the Issuer or certain of its businesses or assets, in which the Reporting Persons may participate, as a means of enhancing shareholder value. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers, service providers and financing sources, about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)        The aggregate percentage of Shares reported owned by each person named herein is based upon 96,337,713 Shares outstanding as of November 27, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 6, 2022.

As of the date hereof, RC Ventures directly beneficially owned 9,450,100 Shares, including 1,670,100 Shares underlying certain call options, constituting approximately 9.8% of the Shares outstanding. Mr. Cohen, as the Manager of RC Ventures, may be deemed to beneficially own the 9,450,100 Shares directly beneficially owned by RC Ventures, constituting approximately 9.8% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of his position with RC Ventures, Mr. Cohen and RC Ventures may be deemed to have sole power to vote and dispose of the Shares reported owned by RC Ventures.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past sixty days. All of such transactions were effected in the open market.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

RC Ventures has purchased exchange-listed American-style call options referencing an aggregate of 1,125,700 Shares, which have an exercise price of $60.00 per Share and expire on January 20, 2023. RC Ventures has purchased exchange-listed American-style call options referencing an aggregate of 44,400 Shares, which have an exercise price of $75.00 per Share and expire on January 20, 2023. RC Ventures has purchased exchange-listed American-style call options referencing an aggregate of 500,000 Shares, which have an exercise price of $80.00 per Share and expire on January 20, 2023.

On March 7, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Letter to the Board, dated March 6, 2022.
99.2	Joint Filing Agreement by and between RC Ventures LLC and Ryan Cohen, dated March 7, 2022.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2022

RC Ventures LLC

By:	/s/ Ryan Cohen
	Name:	Ryan Cohen
	Title:	Manager

/s/ Ryan Cohen
Ryan Cohen

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase

RC VENTURES LLC

Purchase of Common Stock	1,000,000	14.7690	01/13/2022
Purchase of Common Stock	500,000	15.2860	01/14/2022
Purchase of Common Stock	300,717	14.3930	01/20/2022
Purchase of Common Stock	99,283	13.0760	01/21/2022
Purchase of Common Stock	50,000	14.9100	01/25/2022
Purchase of Common Stock	200,000	15.0480	01/26/2022
Purchase of Common Stock	251,336	13.8440	01/27/2022
Purchase of Common Stock	440,981	14.4890	01/28/2022
Purchase of Common Stock	44,333	16.5810	01/31/2022
Purchase of Common Stock	609,941	16.4710	01/31/2022
Purchase of Common Stock	187,962	16.9760	02/01/2022
Purchase of Common Stock	156,574	17.1020	02/02/2022
Purchase of Common Stock	75,000	16.0790	02/04/2022
Purchase of Common Stock	83,873	16.2780	02/07/2022
Purchase of Common Stock	70,000	15.8230	02/14/2022
Purchase of Common Stock	30,000	16.2280	02/16/2022
Purchase of Common Stock	75,000	14.0310	02/22/2022
Purchase of Common Stock	367,833	15.2060	02/24/2022
Purchase of Common Stock	500,000	13.6600	02/24/2022
Purchase of Common Stock	500,000	14.5770	02/24/2022
Purchase of Common Stock	300,000	13.4260	02/24/2022
Purchase of Common Stock	542,621	16.2230	02/25/2022
Purchase of Common Stock	115,000	16.1140	02/25/2022
Purchase of Common Stock	500,000	16.6010	02/28/2022
Purchase of January 2023 Call Option ($60 Exercise Price)*	4,757	0.9324	02/28/2022
Purchase of January 2023 Call Option ($75 Exercise Price)*	243	0.7603	02/28/2022
Purchase of January 2023 Call Option ($60 Exercise Price)*	5,000	1.4693	03/01/2022
Purchase of January 2023 Call Option ($60 Exercise Price)*	1,500	1.4115	03/01/2022
Purchase of January 2023 Call Option ($75 Exercise Price)*	201	1.0803	03/01/2022
Purchase of January 2023 Call Option ($80 Exercise Price)*	5,000	0.7103	03/01/2022
Purchase of Common Stock	307,341	16.9429	03/01/2022
Purchase of Common Stock	311,660	16.7564	03/01/2022
Purchase of Common Stock	70,545	16.6800	03/01/2022
Purchase of Common Stock	69,516	17.2540	03/02/2022
Purchase of Common Stock	20,484	16.8090	03/03/2022

* Exchange-listed American-style call options with expiration date of January 20, 2023.